14041470

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2014
WASH. D.C.
201

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keystone Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3511 Camino Del Rio South, Suite 406
(No. and Street)

San Diego	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blake Daniels — 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd	Pittsburgh	PA	15227
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/3/14

9/4/14

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stade L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goff Backa Alfera & Company, LLC

Certified Public Accountants

Keystone Capital Corporation

Audited Financial Statements
For The Year Ended
June 30, 2014

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Keystone Capital Corporation

Audited Financial Statements
For The Year Ended
June 30, 2014

Keystone Capital Corporation
Index to Audited Financial Statements
For The Year Ended June 30, 2014

CONTENTS

Goff Backa Alfera & Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Report of Independent Registered Public Accounting Firm

To the Shareholders of
Keystone Capital Corporation
San Diego, California

We have audited the accompanying statement of financial condition of Keystone Capital Corporation (the Company), as of June 30, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Keystone Capital Corporation' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keystone Capital Corporation as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of Keystone Capital Corporation's financial statements. The supplementary information contained in Schedules I, II, III, and IV is the responsibility of Keystone Capital Corporation's management. Our audit procedures included determining whether the supplementary information contained in Schedules I, II, III, and IV reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I, II, III, and IV. In forming our opinion on the supplementary information contained in Schedules I, II, III, and IV, we evaluated whether the supplementary information contained in Schedules I, II, III, and IV, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
August 28, 2014

Keystone Capital Corporation
Statement of Financial Condition
June 30, 2014

ASSETS		
Cash	$	28,057
Cash in centralized registration depository account		218
Deposit with clearing organization		6,899
Commissions receivable		88,982
Other receivable		7,844
Deferred tax asset		120,000
Equipment		5,127
Accumulated depreciation		(2,532)
TOTAL ASSETS	$	254,595
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts payable	$	25,566
Accrued expenses		9,926
Commissions payable		73,499
TOTAL LIABILITIES		108,991
SHAREHOLDERS' EQUITY		
Common stock ($1 par value;10,000 shares authorized; 1,050 shares issued and outstanding)		1,050
Additional paid-in capital		446,552
Accumulated deficit		(301,998)
TOTAL SHAREHOLDERS' EQUITY		145,604
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	254,595

See Report of Registered Public Accounting Firm and Notes to Financial Statements.

Keystone Capital Corporation
Statement of Operations
For the Year Ended June 30, 2014

REVENUES	
Commissions	$ 794,745
Consulting income	203,203
Interest	160
Other income	2,880
TOTAL REVENUES	1,000,988
EXPENSES	
Commissions and fees	840,035
Salaries and related taxes	148,698
Employee benefits	1,946
Licenses	57,371
Professional fees	25,342
Communications	77,569
Occupancy	21,679
Office	22,641
Insurance	12,687
Travel	1,461
Postage and delivery	1,914
Depreciation	1,260
Taxes	984
Meals and entertainment	1,479
Other	(809)
Bank fees	319
TOTAL EXPENSES	1,214,576
LOSS BEFORE BENEFIT FOR INCOME TAXES	(213,588)
BENEFIT FOR INCOME TAXES	80,000
NET LOSS	$ (133,588)

See Report of Registered Public Accounting Firm and Notes to Financial Statements.

Keystone Capital Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended June 30, 2014

	Common Stock		Paid-in	Accumulated	Total Shareolders'
	Shares	Par Value	Capital	Deficit	Equity
Balance at June 30, 2013	1,050	$ 1,050	$ 265,952	$ (168,410)	$ 98,592
Capital contributions	-	-	180,600	-	180,600
Net loss	-	-	-	(133,588)	(133,588)
Balance at June 30, 2014	1,050	$ 1,050	$ 446,552	$ (301,998)	$ 145,604

See Report of Registered Public Accounting Firm and Notes to Financial Statements.

Keystone Capital Corporation
Statement of Cash Flows
For the Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (133,588)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation expense	1,260
Deferred taxes	(80,000)
Changes in assets/liabilities:	
Increase in commissions receivable	(84,771)
Increase in other receivable	(7,844)
Increase in prepaid expenses	970
Decrease in accounts payable	25,516
Increase in accrued expenses	1,465
Increase in commissions payable	69,709
NET CASH USED FOR OPERATING ACTIVITIES	(207,283)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	180,600
NET DECREASE IN CASH	(26,683)
CASH AT BEGINNING OF YEAR	61,857
CASH AT END OF YEAR	$ 35,174
SUPPLEMENTAL DISCLOURE	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

Keystone Capital Corporation
Notes to Financial Statements
For The Year Ended June 30, 2014

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Keystone Capital Corporation (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Description of Business

The Company is a registered broker-dealer licensed by the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues are recognized in the periods in which the related services are performed provided that persuasive evidence of an arrangement exists, the fee is fixed or determinable and collectability is reasonably assured.

Commission revenue represents gross commissions generated by our advisors for their clients' purchases of securities, and various other financial products such as mutual funds, variable annuities, and life insurance policies. We generate two types of commission revenues: front-end sales commissions that occur at the point of sale, as well as trailing commissions for which we provide ongoing support, awareness, and education to clients.

We recognize front-end sales commissions as revenue on a trade-date basis, which is when our performance obligations in generating the commissions have been substantially completed. We earn commissions on a significant volume of transactions that are placed by our advisors directly with product sponsors, particularly with regard to mutual fund, 529 plan, and variable annuity and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products for each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions relating to these products in prior periods.

Commission revenue includes mutual fund, 529 plan and variable product trailing fees which are recurring in nature. These trailing fees are earned by us, based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and recognized over the period during which services are performed. Because trail commission revenues are generally paid in arrears, management estimates the majority of trail commission revenues earned during each period. These estimates are based on subsequent collections.

Note 1 - Summary of Significant Accounting Policies (continued)

Commissions Receivable

Commissions receivable consisted of estimated revenues due from investment and insurance companies earned by Company representatives on which the investment and insurance companies have not paid the Company as of year end. The commissions at June 30, 2014, have been estimated using commissions subsequently collected after year-end. Management feels that this balance is fully collectable and an allowance has not been established.

Equipment and Depreciation

Equipment is stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Depreciation is provided using the straight line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs that do not extend asset lives are charged to expense as incurred.

Commissions Payable

Commissions payable consisted of the estimated portion of the commissions receivable that is payable to the Company's registered representatives. This estimate is based on the historical average payout ratio, which is based on signed contracts with each of the registered representatives.

Income Taxes

The Company records deferred income tax assets and liabilities based upon the difference between the financial statement and income tax bases of assets and liabilities using enacted income tax rates. Valuation allowances are established when necessary to reduce deferred income tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in net deferred income tax assets and liabilities.

The Financial Accounting Standards Board ("FASB") issued ASC 740 Income Taxes which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company's evaluation as of June 30, 2014 revealed no uncertain tax positions.

Concentration of Risk

The Company maintains cash interest bearing deposits at several financial institutions. Two of these institutions are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 limit per institution. At June 30, 2014, the Company's cash balance with these two institutions did not exceed the FDIC limit. The other financial institutions are not insured by the FDIC. At June 30, 2014, the Company's uninsured cash balance with these institutions was $7,117.

Note 1 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 2 – Operating Lease

During the year, the Company entered into a forty month lease agreement for office space commencing on August 1, 2013 and ending on December 31, 2016. The lease calls for monthly payments of $1,789. Future lease payments for the years ending June 30, 2015, 2016, and 2017 are $21,467, $21,467, and $10,734, respectively. For the year ended June 30, 2014, rent expense was $21,679, including $2,001 for space rented under a previous lease that was replaced by the current lease. Rent expense was included in the occupancy expenses on the statement of operations.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital shall not exceed certain limits. As of June 30, 2014, the Company had net capital of $2,308 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 4.86 to 1.

Note 4– Statement of Changes in Subordinated Borrowings

The Company had no subordinated borrowings at any time during the year ended June 30, 2014; therefore, a Statement of Changes in Liabilities Subordinated to Claims of Creditors has not been included in these financial statements.

Note 5 – Income Taxes

The Company files income tax returns in the U.S federal and California jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations for years before 2011.

Income taxes are accounted for using the asset and liability method. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Note 5 – Income Taxes (continued)

The Company had available at June 30, 2014, an estimated federal net operating loss carryforward of approximately $410,000. The estimated net operating loss carryforward will expire at various times through 2034. Additionally, the Company's ability to utilize the net operating loss carryforward is limited by Internal Revenue Code Section 382 and related Treasury Regulations because of changes in ownership. As of June 30, 2014, the Company estimates that approximately $350,000 of operating losses are usable to offset future operating income. Any amount of the annual loss limitation not utilized in a given year, beginning in 2013, is carried forward and will be available to offset against tax liabilities in future years (subject to expiration as described above).

The benefit for income taxes at June 30, 2014 was comprised of the following:

Federal - deferred	$	60,000
State - deferred		20,000
Benefit from income taxes	$	80,000

The deferred tax asset at June 30, 2014 consisted of the net benefit from operating loss carryforwards in the amount of $120,000.

Note 6 – Supplemental Schedules Required Under Rule 15c3-3

The Company claims exemption k(2)ii from rule 15c3-3 of the Securities and Exchange Commission as a introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer. The Company does not carry securities for customers or perform custodial functions relating to customer securities, therefore the following schedules required under rule 15c3-3 of the Securities and Exchange Commission have not been prepared in these financial statements: Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3, Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3, and Schedule IV – Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts.

Note 7 – Subsequent Events

The Company has evaluated subsequent events in accordance with Accounting Standards Codification Topic 855, Subsequent Events, through August 28, 2014, which is the date the financial statements were available to be issued.

Keystone Capital Corporation
Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
As of June 30, 2014

	Original Focus Report	Adjustments	Audited Financial Statements
Net capital			
Total shareholders' equity	$ 58,595	87,009	$ 145,604
Deductions and /or charges:			
Non-allowable assets:			
CRD account	218	-	218
Net commissions receivable	-	15,483	15,483
Deferred taxes	40,000	80,000	120,000
Equipment net	3,855	(1,260)	2,595
Total non-allowble assets	44,073		138,296
Net capital	$ 14,522		$ 7,308
Aggregate indebtedness	$ 14,060	21,432	$ 35,492
Computation of basic net capital requirement			
Minimum net capital required	$ 5,000		$ 5,000
($5,000 or 6 2/3% of aggregate indebtedness)			
Excess net capital (net capital minus minimum net capital)	$ 9,522		$ 2,308
Excess net capital at 100%	$ 8,522		$ 1,308
(Net capital minus 10% of total aggregate indebtedness or 120% of minimum net capital required)			
Ratio: aggregate indebtedness to net capital	97%		486%

Adjustments to shareholders equity between original focus report and amended focus report consist of:

Adjustment to correct accounts payable and accrued expenses	$ (17,632)
Adjustment to correct cash and cash equivalent accounts	11,554
Adjustment to correct commissions receivable	92,615
Adjustment to correct commissions payable	(77,298)
Adjustment to record depreciation	(1,260)
Adjustment to correct prepaid insurance	(970)
Adjustment to record deferred tax asset	80,000
	$ 87,009

Keystone Capital Corporation
Schedule II
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)ii.

Keystone Capital Corporation
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)ii.

Keystone Capital Corporation
Schedule IV
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Accounts
As of June 30, 2014

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(2)ii.

Goff Backa Alfera & Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Keystone Capital Corporation

We have reviewed management's statements, included in the accompanying exemption report, in which Keystone Capital Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Keystone Capital Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and Keystone Capital Corporation stated that Keystone Capital Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Keystone Capital Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Keystone Capital Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goff Backa Alfera & Company, LLC

GOFF BACKA ALFERA & COMPANY, LLC

Pittsburgh, Pennsylvania
August 28, 2014

KEYSTONE
CAPITAL CORPORATION
MEMBER FINRA SIPC

Management Report on Exemption Provisions

We are exempt under SEC Rule 15c3-3 (k) (2) (ii). We met the identified exemption provisions throughout the most recent fiscal year without exception.

Blake W Daniels 08-27-14

Blake W Daniels
CFO

3511 CAMINO DEL RIO SOUTH, SUITE 406
SAN DIEGO, CA 92108
MEMBER FINRA, SIPC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

RECEIVED
AUG 29 2014
SEC MAIL PROCESSING SECTION
WASH. D.C.
201

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3511 Camino Del Rio South, Suite 406
(No. and Street)

San Diego (City) CA (State) 92108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Blake Daniels 724-846-2488
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goff Backa Alfera & Company, LLC
(Name – *if individual, state last, first, middle name*)

3325 Saw Mill Run Blvd (Address) Pittsburgh (City) PA (State) 15227 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Blake Daniels, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keystone Capital Corporation, as of June 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Stacie L. Weckerly, Notary Public
New Brighton Boro, Beaver County
My Commission Expires July 27, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goff Backa Alfera & Company, LLC
Certified Public Accountants

Keystone Capital Corporation
Agreed-Upon-Procedures
For The Year Ended
June 30, 2014

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

Keystone Capital Corporation
Agreed-Upon-Procedures
For The Year Ended
June 30, 2014

Keystone Capital Corporation
Index to Agreed-Upon-Procedures
For The Year Ended June 30, 2014

CONTENTS

PAGE

Goff
Backa
Alfera &
Company, LLC

Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412/885-5045
Fax 412/885-4870
www.gbaco.com

SEC MAIL PROCESSING
RECEIVED
AUG 29 2014
WASH. DC SECTION

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to Keystone Capital Corporation SIPC Assessment Reconciliation

To the Shareholders
Keystone Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Keystone Capital Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Keystone Capital Corporation, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Keystone Capital Corporation's management is responsible for Keystone Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, no differences were noted;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, no differences were noted;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. The adjustments consisted of deductions from total revenue, and were traced to the Form X-17A-5 and to the audited financial statements. No differences were noted;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules. There were no adjustments noted in Form SIPC-7. No differences were noted; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. This step was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC
August 26, 2014

Member: American and Pennsylvania Institutes of Certified Public Accountants
Center for Public Company Audit Firms • Employee Benefit Plan Audit Quality Center • Governmental Audit Quality Center • Private Companies Practice Section

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028032 FINRA JUN
KEYSTONE CAPITAL CORPORATION
3511 CAMINO DEL RIO S STE 406
SAN DIEGO CA 92108-4021

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
BLAKE W. DANIELS, CFO
724-846-2488

2. A. General Assessment (item 2e from page 2) $ 8

B. Less payment made with SIPC-6 filed (exclude interest) (1)
01-24-2014
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 7

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 7

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

-N/A-

-N/A-

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KEYSTONE CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

Blake W. Daniels
(Authorized Signature)

C.F.O.
(Title)

Dated the 25 day of AUGUST, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 840,439
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	594,056
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): REIMBURSEMENTS 1061; SOLICITOR FEES 130,575; ADVISE/PLAN FEES 111,374; RIA FEES 350 (Deductions in excess of $100,000 require documentation)	243,360
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	837,416
2d. SIPC Net Operating Revenues	Footed $ 3,023
2e. General Assessment @ .0025	recalculated. $ 8

(to page 1, line 2.A.)